

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 10, 2007

<u>Via U.S. mail and facsimile</u>

Ms. Mindy A. Horowitz
Acting Chief Financial Officer
First Montauk Financial Corp.
Parkway 109 Office Center,
328 Newman Springs Road
Red Bank, NJ 07701

> **RE:** **Form 10-K for the fiscal year ended December 31, 2006**
> **Form 10-K/A for the fiscal year ended December 31, 2006**
> **Form 8-K filed May 11, 2007**
> **File No. 0-6729**

Dear Ms. Horowitz:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief